Exhibit 99.1

ATA Announces Termination of Acquisition of Beijing Biztour International Travel Service Co., Ltd. and Intention to Develop its Own International Education Service Business

Beijing, China, March 6, 2019 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that the Company has terminated the acquisition of Beijing Biztour International Travel Service Co., Ltd. and its affiliates (“Beijing Biztour”) because Beijing Biztour and the shareholders of Beijing Biztour (the “Sellers”) did not satisfy certain closing conditions for such acquisition.  As previously disclosed, the original deadline for closing had been extended to afford the Sellers opportunity to satisfy the conditions.

While the acquisition is terminated, both parties have agreed to form a strategic partnership utilizing mutual strengths and resources, in particularly ATA’s new product vision of adopting PBL (Project Based Learning) concepts coupled with tailored online learning courses to transform conventional study tour experiences to allow students to experience, discover, learn and achieve through ATA’s  new product offerings. Both parties have agreed that ATA shall not be restricted to conduct any international study tour business and that ATA may subsequently employ many of the employees of Beijing Biztour.  ATA will not owe any cash or stock to Beijing Biztour and the Sellers.

ATA to Proceed with Developing International Education Service Business:

Over the past year, the Company has dedicated its resources to creating a Project Based Learning educational experience complementary to classroom-based learning for students in China.  ATA had worked with the team at Beijing Biztour, which served as a provider of international educational study tour and travel services for students in China who were interested in overseas study tours primarily in the U.S., United Kingdom, and Australia.  ATA appointed Ms. Nan Sun as Chief Executive Officer of the educational experience business, utilizing her 18 years of experience in the international education space and US market while working with the team.

The Company expects to launch a fully integrated subject based PBL driven program for students by the end of 2019. This new program will be split into three stages, including:

1) a preparatory stage offering online learning courses designed to prepare students in necessary skills in an area of their choosing;

2) an overseas stage which integrates classroom-based learning, and out of school guided-learning tours that allow students to discover and be “hands on” within the specific subject area either as a group and individually; and

3) a final presentation stage designed to encourage students to showcase their learning and achievement in various forms.

Mr. Jack Huang, ATA’s President, stated, “We are very pleased to continue moving forward with our strategy of building a fully integrated educational experience for students throughout China. Over the last few months, we have worked to integrate all facets of the business into our current operations as well as formulate the strategy for growth. While we had hoped to close the Beijing Biztour acquisition, ultimately it did not make sense to continue to delay moving forward with our strategy any longer. We are pleased to have retained many of the staff from Beijing Biztour and expect to begin enrollment through our program by the end of 2019. We have identified a large market of potential students in China looking to take part in a total educational experience, where they can learn and receive training while also visiting schools abroad.”

The Company is also exploring other potential mergers and acquisitions targets in the international education sector.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about ATA’s cooperation with Beijing Biztour; the impact of the termination of the acquisition of Beijing Biztour; ATA’s plans for mergers and acquisitions generally; ATA’s plan to develop international education services, carry out new business, and launch new programs; the anticipated benefits to ATA’s expansion efforts into the international education services market; and subsequent business activities. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by ATA, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Adam Prior, Senior Vice President
+86 10 6518 1122 x5518	212-836-9606
amytung@atai.net.cn	aprior@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com